SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Third Quarter 2023 Financial Results

São Paulo, Brazil, November 14, 2023 - Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”), one of the world’s largest digital financial services platforms, released today its Third Quarter 2023 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 5:00 pm Eastern time/7:00 pm Brasília time.

“Nu is on a remarkable upward trajectory, demonstrating solid operating performance, continued growth, and increasingly robust profitability. We reached 90 million customers in October, and closed Q3’23 with ever-increasing principality and engagement rates, cost to serve remaining below the dollar level, and efficiency ratio further improving 40bp QoQ to 35.0%. ARPAC broke double digits for the first time, at US$10.0, annualized ROE achieved 21% and annualized adjusted ROE reached 25%, showcasing our operational leverage. All of that led to a record revenue for the period, surpassing the US$2 billion mark, resulting in a net income of US$303 million and an adjusted net income of US$356 million. It’s important to note that we are achieving these strong levels of profitability while keeping asset quality in line with expectations and continuing to invest in product portfolio and geo expansion”, said David Vélez, founder and CEO of Nubank.

Q3’23 Results Snapshot

Below are the Q3’23 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

■	Customer growth: Nu added 5.4 million customers in Q3’23 and 18.7 million year-over-year (YoY), reaching a total of 89.1 million customers globally by September 30, 2023. This achievement underscores Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide and the fifth-largest financial institution in Latin America by number of customers. In Brazil, Nu’s customer base reached 84 million by September 30, 2023, accounting for 51% of the country’s adult population, up from 49% in the previous quarter. Nu is the fourth-largest financial institution by number of customers in the country, according to Brazilian Central Bank data. When measured by the number of customers with access to a credit product, Nu is the second-largest. In October 2023, after the closing of Q3’23, Nu surpassed the mark of 90 million customers globally and 85 million in Brazil.
■	Engagement and activity rates: Monthly Average Revenue per Active Customer (ARPAC) reached a new milestone, breaking into double digits at $10.0, an 18% expansion YoY on FX neutral basis (FXN)[1] and with more mature cohorts already above $26. Engagement and principality also continued to increase, driving revenues up, with Nu becoming the primary banking relationship for over 59% of the monthly active customers that have been with Nu for over a year, and activity rate[2] growing to 82.8%. Moreover, Nucoin, a free-of-charge native token that rewards users’ engagement through a loyalty program launched in March 2023, reached 10.5 million active customers.

■	Low-cost operating platform: While ARPAC keeps expanding quarter over quarter, Monthly Average Cost to Serve Per Active Customer remained virtually unchanged and below the dollar level at $0.9. The company’s efficiency ratio, which reflects Nu’s operating leverage, continued to improve for the seventh consecutive quarter, reaching another all-time low of 35.0%. This strengthens Nu’s position as one of the most efficient companies in Latin America.
■	Asset Quality: Nu’s 15-90 NPL ratio hit 4.2%, decreasing 10 basis points quarter over quarter, in line with expectations. The 90+ NPL ratio increased 20 basis points quarter over quarter to 6.1% given the expected stacking behavior of the early delinquency buckets from previous periods. Much like in other quarters, Nu continued to outperform the industry on a like-for-like basis, across different income bands, and with an even more pronounced comparative advantage for the lower income bands.

Financial Highlights:

■	Net & Adjusted Income: At a Holding level, Nu continued to drive increased profitability and posted a Net Income of $303.0 million for an annualized ROE of 21%, compared to a $7.8 million profit in Q3’22. Adjusted Net Income[3], reached $355.6 million with an annualized adjusted ROE of 25%, compared to an Adjusted Net Income of $63.1 million in Q3’22. It’s important to note that Nu is achieving these strong levels of profitability while maintaining substantial investments in future products and geographic expansion, and simultaneously delivering a robust revenue growth rate.
■	Revenue: Nu posted $2.1 billion in revenues, a new all-time record high, which represents a 53% increase FXN from Q3’22 and a 4x increase in only two years FXN. This comes as a result of the compounding effect of customer growth and higher levels of customer monetization.
■	Gross Profit: Nu’s Q3’23 gross profit expanded to $915 million, a 100% increase YoY FXN. Gross profit margin expanded once more to 43% from 33% in Q3’22, solidifying the upward trajectory initiated last year.
■	Capital: Nu strengthened its position as one of the best-capitalized players in the region with a Capital Adequacy Ratio (CAR) in Brazil of 11%, well above the minimum required of 6.75% applicable to the conglomerate as of September 2023, according to the Brazilian Central Bank resolution. Nu Holdings has $2.3 billion in excess cash, which can be strategically allocated to the markets and operating subsidiaries as Nu continues to grow.
■	Liquidity: On September 30, 2023, Nu had an interest-earning portfolio (IEP) of $6.7 billion, while total deposits were at $19.1 billion, up 26% YoY FXN. Nu continues optimizing its balance sheet, as reflected in its 35% loan-to-deposit ratio which increased from 25% a year ago.

Business highlights:

■	Performance and Growth in Brazil: Nu’s growth trajectory continues, surpassing 1.5 million new customers per month. Over the past 12 months, Nu’s customer base in Brazil has outpaced that of the five largest incumbent banks combined. This growth, both in terms of size and engagement, combined with the operational leverage of Nu’s platform and the maturation of early products, has contributed to the significant acceleration of income growth.
■	International Expansion: In Mexico, Nu’s customer base grew to 4.3 million, driven by the rollout and expansion of the savings account product Cuenta Nu, which currently has over 2.4 million customers, as well as the success of the member-get-member program. In Colombia, Nu’s customer base expanded to around 800,000 customers, and, similarly to Mexico, the growth trajectory is expected to accelerate with the upcoming launch of the savings product.

■	Multi-Product Platform: Nu’s product portfolio keeps growing with credit cards, NuAccounts, and personal loans reaching approximately 39 million, 65 million, and 7 million active customers, respectively. There are currently over 1 million active insurance policies, and over 12 million investment active customers, which translates to Nu likely maintaining its positioning as the largest digital investment platform in Latin America in number of clients. Furthermore, in Brazil, Nu has made substantial progress in broadening its product portfolio, with the recent introduction of Payroll loans for federal public servants, retired and pensioners who are beneficiaries of the INSS (National Institute of Social Security) and FGTS-backed loans, as well as the consolidation as leader of the Pix space with ~23% of all transactions going through Nu.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the hedge accounting and tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations – Adjusted Net Income Reconciliation".

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 5:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here.

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil.

About Nu

Nu is one of the world’s largest digital financial services platforms, serving around 90 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts

Investors Relations Jorg Friedemann investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2023